Exhibit 99.1

ASM International announces Invitation to further meeting

with Persons with Industry Background

BILTHOVEN, the Netherlands, February 11, 2008 — With reference to its public announcement of January 11, 2008, ASM International (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that its Management Board and Supervisory Board have reviewed and discussed the plans as presented by persons with semiconductor equipment industry backgrounds on January 10, 2008. The ASMI Boards value the constructive efforts to assist the company in optimizing its front-end operations as reflected in these plans. The Management Board will invite representatives of this group to further discuss and clarify their plans at a further meeting to be held before the end of February.

Following the meeting with representatives of this group, the Management Board and Supervisory Board intend to invite representatives of Fursa for a meeting to discuss ASMI’s response to the plans as presented.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts ASM:

Naud van der Ven: +31 30 229 8540

Erik Kamerbeek: +31 30 229 8500

Mary Jo Dieckhaus: + 1 212 986 2900